# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIVERR INTERNATIONAL LTD., CIK 0001762301
CUSIP: M4R82T106
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: 8 Eliezer Kaplan St., Tel Aviv, Israel (L3), 6473409
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001513807

## Reporting persons
- JONATHAN KOLBER: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,088,143; shared voting power 0; sole dispositive power 2,088,143; shared dispositive power 0; aggregate amount beneficially owned 2,088,143 (5.82% of the class)
  Comment: The percentage of beneficial ownership is based on 35,844,114 ordinary shares issued and outstanding as of December 31, 2024, as disclosed in the Issuer's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on February 19, 2025.

## Item 1. Issuer
Name of issuer: FIVERR INTERNATIONAL LTD.
Address of issuer's principal executive offices: 8 Eliezer Kaplan St., Tel Aviv 6473409, Israel

## Item 2. Person Filing
Name of person filing: Jonathan Kolber
Address of principal business office or, if none, residence: The principal address of Jonathan Kolber is 15 Ha'Sadot Rd, Kfar Shmaryahu, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,088,143 Ordinary Shares

As of June 30, 2025, (i) 264,366 Ordinary Shares were held by Jonathan Kolber, (ii) 1,639,665 Ordinary Shares were held by Anfield Ltd., over which Jonathan Kolber has sole voting power, and (iii) 184,112 Ordinary Shares were held by Artemis Asset Holding Limited, on behalf of the Jonathan Kolber Bare Trust, of which Jonathan Kolber is the sole beneficiary. Jonathan Kolber beneficially owns all of the 2,088,143 Ordinary Shares.
Percent of class:
5.82%

The percentage of beneficial ownership is calculated based on 35,844,114 ordinary shares issued and outstanding as of December 31, 2024, as disclosed in the Issuer's annual report on Form 20-F filed with the SEC on February 19, 2025.
Sole power to vote or to direct the vote: 2,088,143
Sole power to dispose or to direct the disposition: 2,088,143

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The controlled companies that acquired the Ordinary Shares are identified in Exhibit 1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Controlled Companies

## Signatures
- JONATHAN KOLBER: /s/ Jonathan Kolber, Jonathan Kolber (07/24/2025)